EXHIBIT B

[LETTER TO MANAGEMENT]

May 29, 2002

The Board of Directors
c/o Craig G. Blunden
Chairman of the Board
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506

Dear Members of the Board of Directors,

I am writing to you representing a group of entities that together own more than 7% of Provident Financial Holdings, Inc.’s (“Provident”) shares outstanding. The group includes myself, entities managed by JAM Managers, L.L.C., of which I am the Managing Member, and entities managed by Endicott Management Company. Craig Blunden, the CEO of Provident, is familiar with both the principals of Endicott, Wayne Goldstein and Rob Usdan, and me. JAM has been a shareholder of Provident Financial continuously since soon after Provident’s conversion to public ownership in 1996. Endicott has owned stock for over two years. We have been patient investors in Provident for many years and supportive of the company’s efforts to increase profitability through strategic and balance sheet initiatives. After considering many issues-including the changing economic landscape, the company’s financial results and thrift valuations in both the stock and merger markets-we have reached the conclusion that the strategic and balance sheet initiatives executed by Provident’s management have not fully enhanced the value of the company. The quarter ending March 31, 2002, demonstrates Provident’s continuing sub-par operating performance.

Provident has produced low levels of profitability since its conversion and has not been able to achieve its stated goal of a minimum 10% return on shareholders equity. In fact, operating ROE has never been higher than 9.5% for any fiscal year and has averaged 6.9% in the past five years. The past two years have provided near optimal economic and interest rate conditions for thrifts nationwide with falling interest rates, a steep yield curve and a very active mortgage market. Provident has not been able to take advantage of these near perfect conditions which gives us concern as to the company’s potential performance as these conditions deteriorate.

While management can be faulted for much of the lackluster performance, ultimate responsibility for oversight and attention to shareholder value rests with Provident’s board of directors. We firmly believe that the board should consider more dramatic steps to maximize shareholder value than its current independent course of mediocre financial performance with moderate share buybacks. It does not appear that the board has considered all opportunities to maximize shareholder value.

In light of our observations discussed above, and recognizing that institutional shareholders such as ourselves own more than 50% of Provident’s shares outstanding, it seems appropriate for the composition of the board to more directly reflect the ownership profile of the company. Accordingly, we intend to nominate to shareholders two candidates for the directors’ seats that become available at this year’s annual meeting. We feel this is the best way to make our voice heard about shareholder value matters and to make sure that the strategies being implemented by management are in the best interests of all shareholders.

Our nominees, Gene Gaines and myself, are well qualified to add value to the board and to represent shareholder interests adding to the board’s breadth of talent and perspective. I have worked as a research analyst and money manager focusing on financial stocks for 18 years. I recently ended my service as a director of BYL Bancorp after we concluded our sale to First Banks of America. I am currently a director of First Investors Financial Services; a Houston based automobile finance company. Gene was CEO of First Professional Bank in Santa Monica and Chairman of its holding company, Professional Bancorp until its sale in 2001 to First Community Bancorp. He is currently an Executive Vice President and manager of the Private Banking division at Pacific Western Bank, a subsidiary of First Community Bancorp.

We would prefer to work with the board on a friendly basis, as has been the case in my previous board memberships. An unfriendly proxy contest for the two board seats that are up for election later this year is not in any of our best interests. We hope you feel the same way, especially in light of the high probability of our success given Provident’s institutional ownership, which we see as likely to vote for our candidates. Therefore, we welcome a discussion regarding our election to the board in a friendly manner.

We will file a 13D statement with the Securities and Exchange Commission shortly declaring the holdings of our group. Our hope is to resolve this matter on a friendly and productive basis. We will take your silence as a sign of unwillingness to work together on our request for board seats, and after filing our 13D we will follow up with the necessary documentation for making nominations for the annual meeting. We look forward to your response as a constructive step towards increasing shareholder value for our company.

Sincerely,

/s/ Sy Jacobs
Sy Jacobs
Managing Member
JAM Managers, L.L.C.
As General Partner for
JAM Partners, L.P.